Healthcare Triangle, Inc.

7901 Stoneridge Drive, Suite 220

Pleasanton, CA 94588

December 16, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Matthew Derby

Re:	Healthcare Triangle, Inc. Request for Acceleration
Registration Statement on Form S-3
File No. 333-291838

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Healthcare Triangle, Inc., a Delaware corporation (the “Company”), respectfully requests that the effective date of its registration statement on Form S-3 (File No. 333-291838) (the “Registration Statement”), be accelerated so that it will become effective at 4:30 p.m., Eastern Time, on Friday, December 19, 2025, or as soon thereafter as possible.

Once the Registration Statement is effective, please confirm the event with our counsel, Sichenzia Ross Ference Carmel LLP by calling Jeffrey P. Wofford, Esq. at (646) 876-0618.

If you have any questions regarding this request, please contact Jeffrey P. Wofford, Esq. of Sichenzia Ross Ference Carmel LLP at (646) 876-0618.

Very truly yours,

By:	/s/ David Ayanoglou
Name:	David Ayanoglou
Title:	Chief Financial Officer

cc: Jeffrey P. Wofford, Esq., Sichenzia Ross Ference Carmel LLP